Exhibit 99.3

Taoping Reports 28.4% Increase in Revenue for the First Six Months of 2024, with

EPS of $0.13 Per Diluted Share Compared to a Loss of $1.10 in the Corresponding Period of 2023

Shenzhen, China, September 5, 2024 – Taoping Inc. (Nasdaq: TAOP, the “Company”), a provider of innovative smart cloud platform services and solutions, new media and artificial intelligence (AI) solutions, today reported a 28.4% year over year revenue growth to $18.1 million for the six months ended June 30, 2024, with a significant improvement in profitability as the Company delivered net income of $0.13 per diluted share, compared to a net loss of $1.10 per diluted share in the same period of last year.

Taoping’s strong first half 2024 results were driven by increased demand for its cutting-edge Smart City products and solutions enabled by Taoping’s national sales network and scalable, compatible cloud platform. The Company’s integrated ecosystem solutions seamlessly combine its robust technology platform, resource exchange mechanisms, and big data services.

Mr. Jianghuai Lin, Chairman and CEO of Taoping, commented, “We continue to execute on our business strategy, with a focus on driving revenue growth and improving profitability. Our expanded product lines and diversified applications, combined with the rebounding broader market customer demand, helped us deliver a 28.4% year over year revenue growth for the first six months of 2024. We are particularly pleased with the improvement in our net income per diluted share, which jumped to $0.13 from a net loss per diluted share of $1.10 in the first half of 2023, as we benefit from an accelerating growth in our higher margin products and software solutions.”

“While we are devoting additional resources to support higher demand for our cutting-edge Smart City products and solutions, our digital advertising, other cloud-based and core AI-related products and applications have all been positive drivers, led by Taoping’s extensive sales network throughout China and our highly scalable and compatible cloud platform. Our Smart City products and solutions were specifically designed to remove technical challenges and resource constraints to help customers operate in this new AI-dependent world. This approach gives us a meaningful competitive advantage and confidence as we focus on our continued growth and innovation to generate higher value for shareholders that aligns with our business fundamentals and catalysts.”

Select Financial Results for the Six Months Ended June 30, 2024

Revenue was $18.1 million for the first six months of 2024, compared to $14.1 million for the same period of last year, an increase of $4.0 million, or 28.4%. The increase was primarily due to an increase of $3.2 million from product sales of servers, cloud-based screens and terminals, an increase of $1.3 million in advertising revenue, and an increase of $0.2 million in software revenue, offset by a decrease of $0.7 million in other revenue. The Company expects that revenue for the second half of 2024 will increase slightly as a result of the growth in the advertising business, as well as in product sales of its cloud-based screens, terminals, and new applications.

Cost of revenue was $13.9 million for the six months ended June 30, 2024, compared to $10.2 million for the same period of 2023. As a percentage of revenue, cost of revenue increased to 77.1% for the first six months of 2024, from 72.5% for the same period of 2023.

Gross profit as a percentage of revenue was 22.9% for the first six months ended June 30, 2024 compared to 27.5% for the same period of 2023. The increase in overall gross profit was in line with the increase of total revenue. The decrease in overall gross margin primarily resulted from the decreased margin of the advertising business. The Company expects that gross margin for the remainder of 2024 will be consistent with that for the first half of the year.

Net profit attributable to the Company was $0.6 million or net income of $0.13 per diluted share for the first six months of 2024, compared to a net loss of $1.8 million or a loss of $1.10 per diluted share for the same period of last year.

About Taoping Inc.

Taoping Inc. (Nasdaq: TAOP) has a long history of successfully leveraging technology in the development of innovative solutions to help customers in both the private and public sectors to more effectively communicate and market to their desired targets. The Company has built a far-reaching city partner ecosystem and comprehensive portfolio of high-value, high-traffic areas for its products, which are aligned together with Taoping’s smart cloud platform, cloud services and solutions, new media and artificial intelligence. For more information about Taoping, please visit http://en.taop.com. You can also follow us on X.

Safe Harbor Statement

This press release contains “forward-looking statements” that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this press release, such as statements regarding our estimated future results of operations and financial position, our strategy and plans, and our objectives or goals, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Our actual results may differ materially or perhaps significantly from those discussed herein, or implied by, these forward-looking statements. There are a significant number of factors that could cause actual results to differ materially from statements made in this press release, including: our potential inability to achieve or sustain profitability or reasonably predict our future results, the effects of the global Covid-19 pandemic or other health crisis, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, uncertainties related to China’s legal system and economic, political and social events in China, the volatility of the securities markets; and other risks including, but not limited to, those that we discussed or referred to in the Company’s disclosure documents filed with the U.S. Securities and Exchange Commission (the “SEC”) available on the SEC’s website at www.sec.gov, including the Company’s most recent Annual Report on Form 20-F as well as in our other reports filed or furnished from time to time with the SEC. The forward-looking statements included in this press release are made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking statements, other than as required by applicable law.

For further information, please contact:

Taoping Inc. Xue Jiang IR@taop.com www.taop.com	Global IR Partners David Pasquale TAOP@globalirpartners.com New York Office: +1-914-337-8801

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2024 AND DECEMBER 31, 2023

	June 30, 2024	December 31, 2023
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$480,300	$1,300,855
Accounts receivable, net	7,436,851	8,063,280
Accounts receivable-related parties, net	243,186	630,775
Advances to suppliers	15,041,800	12,015,810
Prepaid expenses	148,782	349,558
Inventories, net	3,218,169	1,250,567
Other current assets	881,179	1,640,070
TOTAL CURRENT ASSETS	27,450,267	25,250,915

Property, equipment and software, net	6,130,763	6,677,484
Long-term investments	139,145	86,889
Other assets, non-current, net	359,519	811,026
TOTAL ASSETS	$34,079,694	$32,826,314

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	$7,950,679	$8,547,509
Accounts payable	1,506,094	832,436
Advances from customers	1,881,098	1,199,732
Advances from customers-related parties	35,606	90,880
Amounts due to related parties	1,581,883	3,037,607
Accrued payroll and benefits	648,993	626,151
Other payables and accrued expenses	4,232,648	5,224,225
Income tax payable	53,894	55,262
Convertible note payable	350,930	449,215
TOTAL CURRENT LIABILITIES	18,241,825	20,063,017

TOTAL LIABILITIES	18,241,825	20,063,017

EQUITY
Ordinary shares, 2024 and 2023: par $0; authorized capital 100,000,000 shares; shares issued and outstanding, June 30, 2024: 6,626,051 shares; December 31, 2023: 2,891,822 shares*;	168,279,087	165,115,938
Additional paid-in capital	22,553,364	22,603,523
Reserve	10,209,086	10,209,086
Accumulated deficit	(208,163,804)	(208,752,548)
Accumulated other comprehensive income	22,960,136	23,587,298
Total equity of the Company	15,837,869	12,763,297
Non-controlling interest	-	-
Total Equity	15,837,869	12,763,297

TOTAL LIABILITIES AND EQUITY	$34,079,694	$32,826,314

*

On August 1, 2023, the Company implemented a one-for-ten reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

Accompanying notes are provided in the Company’s 6-K filing with the U.S. Securities and Exchange Commission, which are an integral part of the unaudited consolidated financial statements included in such 6-K.

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

	Six Months Ended	Six Months Ended
	June 30, 2024	June 30, 2023
	(Unaudited)	(Unaudited)
Revenue – Products	$11,242,840	$8,074,534
Revenue – Products-related parties	133,832	71,420
Revenue – Software	4,007,671	3,777,209
Revenue – Advertising	2,568,614	1,316,932
Revenue – Other	124,630	835,555
Revenue – Other-related parties	960	2,359
TOTAL REVENUE	18,078,547	14,078,009

Cost – Products	10,276,804	7,386,299
Cost – Software	1,282,985	1,711,442
Cost – Advertising	2,376,672	1,090,137
Cost – Other	1,394	15,231
TOTAL COST	13,937,855	10,203,109

GROSS PROFIT	4,140,692	3,874,900

Administrative expenses	2,781,775	3,750,087
Research and development expenses	1,224,244	1,585,894
Selling expenses	259,029	215,152
(LOSS) FROM OPERATIONS	(124,356)	(1,676,233)

Subsidy income	43,641	142,324
Income (loss) from long-term investments	70,968	(836)
Other income (loss), net	954,447	40,767
Interest expense and debt discounts, net of interest income	(350,609)	(261,812)

Income (loss) before income taxes	594,091	(1,755,790)

Income tax expense	(5,347)	(34,513)

Net income (loss) from continuing operations	588,744	(1,790,303)
Net income (loss) from discontinued operations	-	(18,727)
NET INCOME (LOSS)	588,744	(1,809,030)
Less: Net income (loss) attributable to the non-controlling interest	-	-
NET INCOME (LOSS) ATTRIBUTABLE TO THE COMPANY	$588,744	$(1,809,030)

Income (loss) per share – Basic and Diluted*
CONTINUING OPERATIONS
Basic	$0.13	$(1.09)
Diluted	$0.13	$(1.09)

DISCONTINUED OPERATIONS
Basic	$-	$(0.01)
Diluted	$-	$(0.01)

NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO THE COMPANY*
Basic	$0.13	$(1.10)
Diluted	$0.13	$(1.10)

*

On August 1, 2023, the Company implemented a one-for-ten reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

Accompanying notes are provided in the Company’s 6-K filing with the U.S. Securities and Exchange Commission, which are an integral part of the unaudited consolidated financial statements included in such 6-K.